Subsidiaries of STAAR Surgical Company

Name of Subsidiary	Other Names Under Which it Does Business	State or Other Jurisdiction of Incorporation
STAAR Surgical AG	None	Switzerland
STAAR Japan, Inc.	STAAR Japan Kabushiki Kaisha	Japan
Domilens Vertrieb fuer medizinische Produkte GmbH	Domilens GmbH	Germany
ConceptVision Australia Pty Ltd	None	Australia